Mail Stop 4561

      							September 16, 2005

Mr. Yorgen H. Edholm
President and Chief Executive Officer
I-Many, Inc.
399 Thornall Street
12th Floor
Edison, New Jersey 08837

	Re:	I-Many, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-30883

Dear Mr. Edholm:

		We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

1. Explain why you do not separately present cost of revenues for your products and services on your consolidated statement of operations. We refer you to Rule 5-03(b)(2) of Regulation S-X which requires cost of tangible goods sold and services to be stated separately.


Note (1) Operations and Significant Accounting Policies

(c) Revenue Recognition

2. We note that you recognize software license fees upon delivery of the software, in part, provided there are no significant post-delivery obligations. Explain all post-delivery obligations that cause you to defer recognition of your software licenses fees. Further, provide your revenue recognition accounting policy for your arrangements that include post-delivery obligations. Specifically, explain how you determine that the post-delivery obligations have been satisfied and the software license fees have been earned. For your multiple element arrangements that include post-delivery obligations, explain how the post-delivery obligations impact the revenue recognition of the other elements in the arrangement.

3. We note that your multiple-element arrangements contain an element
for professional services. Please address the following as it relates to your professional services:
* Tell us the specific services that you characterize as
professional
services and how you consider paragraphs 63 through 71 of SOP 97-2 when determining your accounting policy for each type of professional service. In this regard, we note that you offer customization services and that you have `large software implementations` which suggest that your services may require significant production, modifications or customization of software. Also see paragraph 7 of
SOP 97-2.
* If the service element does not qualify for separate element accounting, clarify whether you have accounted for the entire arrangement using contract accounting. Refer to paragraphs 7 and 64 of SOP 97-2.  If so, provide the disclosures required by SOP 81-1.
* If you meet the criteria in paragraph 65 of SOP 97-2 and account for the services separately, clarify the pattern of performance you use to recognize the service revenue. Refer to paragraph 66 of SOP
97-2.
* Further clarify your revenue recognition policy for your `fixed fee professional service contracts` and compare and contrast this policy to your service arrangements that are not a fixed fee. Clarify whether the fixed fee professional service contracts are part of a multiple element arrangement or simply stand-alone services. If you are applying contract accounting to these fixed fee service contracts, tell us how you considered footnote 1 to paragraph 11 of
SOP 81-1.
* Tell us more about the arrangements that result in the unbilled receivables referred to on page 38. Tell us how you have considered the collectibility criteria and/or the fixed or determinable criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Tell us when they typically become billable and address the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date.

4. We note from your disclosure on page 6 that you offer a hosted version of your software license, which is supported by third party providers. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services. In your response provide your hosting revenues recognized for all periods presented.

Note (2) Acquisitions

5. We note that you have allocated purchase price to acquired technology in conjunction with the NetReturn, LLC, Menerva Technologies, Inc. and Pricing Analytics, Inc. acquisitions. We further note that you have included amortization of acquired intangible asset expense as an operating expense on your consolidated statements of operations. Tell us whether this expense includes the amortization of acquired technology. If so, tell us how you consider
Question 17 of the SFAS 86 Staff Implementation Guide to determine the appropriate classification of this amortization.

6. We note that certain intangible assets relating to the Chi-Cor Information Management, Inc. and BCL Vision Ltd. acquisitions were impaired in fiscal year 2003 and recorded as an operating expense. Tell us whether the intangible assets impaired related to acquired technology. If so, tell us tell us your consideration for classifying the impairment as cost of revenues.

7. We note your references to independent appraiser(s). Please note that when you refer to independent appraiser(s), you should identify the appraiser(s) and included the expert`s consent when the reference in included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Alternatively, you may delete such reference. Please note for future reference.

Note (4) Strategic Relationship Agreements, page 47

8. We note you entered into a strategic relationship agreement with
The Procter & Gamble Company. Tell us how you accounted for the multiple elements in this arrangement and how much revenue you have recognized for the fiscal years ended December 31, 2002, 2003 and 2004. Address EITF 01-9, regarding the classification of the value of the warrant you granted to Procter & Gamble. Further, tell us how you considered the related party disclosure requirements of SFAS 57, paragraph 2.

Note (9) Segment Disclosure, page 53

9. We note that you have not allocated the goodwill and acquired intangible assets relating to the acquisitions of Provato and Menerva and the technology purchased from Ozro, Inc. to your reporting units.
Clarify why you have not allocated goodwill to your reporting units as required by paragraphs 34, 35 and 54 SFAS 142. Paragraph 54 of SFAS 142 requires that all goodwill recognized in an entity`s balance sheet at the date SFAS 142 is initially applied must be assigned to one or more reporting units. Please tell us how you considered this guidance and explain why you have not made the required allocations of goodwill to your reporting units. Tell us how this allocation would impact the transitional goodwill impairment test as of January
1, 2002 and your subsequent annual impairment tests.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Note 3.  Reclassifications, page 11

10. We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to reclassifications of auction rate securities from cash equivalents to short-term investments. Explain how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports, specifically your December 31, 2004 From 10-K. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of December 31, 2004 and March 31, 2005.

Form 8-Ks dated February 1, 2005, April 26, 2005 and July 27, 2005

11. We note your use of non-GAAP measures under Item 2.02 of the Form
8-Ks noted above. Please note the following observations regarding your Non-GAAP measures:

* We note that you refer to "pro forma" when discussing your non-GAAP financial measures. When you use non-GAAP measures, ensure that you refer to it using a title that is different than "pro forma". Pro forma has different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

* We note that your non-GAAP financial measure includes a discussion of non-GAAP earnings (loss) per share. When you use non-GAAP earnings per share measures, ensure that you reconcile the non-GAAP earnings per share to earnings per share as calculated and presented in accordance with GAAP. Refer to Regulation S-K, Item 10(e)(i)(B).

* We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the Non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.
Refer to Question 8, Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures. Ensure that you adequately disclose why each of the recurring items excluded are not material to the ongoing performance of your business.

* If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Regulation G, Item 10 of Regulation
S-K
and the guidance set forth in Question 8, Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Lisa Mitrovich, Assistant Chief Accountant, at (202)
551-
3453 or me at (202) 551-3730 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Yorgen H. Edholm
I-Many, Inc.
September 16, 2005
page 1